MARGARITA GUZMAN



EXECUTIVE PROFILE

Seasoned bilingual executive with over 42 years of leadership in accounting, office management, and business development. A successful entrepreneur since 1995, with a proven track record of building and scaling businesses in the U.S. market. Recognized for a strong work ethic, unwavering positive attitude, and a deep passion for empowering businesses and teams. A natural motivator, inspiring staff and clients to reach their full potential while fostering a collaborative and high-performing environment.

Combining deep expertise in corporate accounting and operational efficiency with a heart for community service, I mentor Latin American businesses seeking entry into the U.S. market, offering strategic guidance and hands-on support.

CORE COMPETENCIES

- Accounting & Financial Reporting
- Business Development & Market Expansion
- Office & Operations Management
- Team Leadership & Staff Motivation
- Cross-Border Business Advisory (LatAm to USA)
- QuickBooks & Office Systems (Excel, Word, PowerPoint)
- Bilingual: Spanish & English

PROFESSIONAL EXPERIENCE

Artisan Tropic, LLC — Director of Accounting
Charlotte, NC | Apr 2014 – Present

- Co-founded and scaled an award-winning snack brand into a national business with placement in major U.S. retailers.
- Lead all accounting and tax operations, ensuring compliance and financial health.
- Oversee office management, HR functions, and administrative workflows to maintain operational excellence.
- Drive business development initiatives, expanding partnerships and revenue streams.
- Build and motivate a high-performance team, fostering a culture of collaboration, positivity, and accountability.
- Provide pro bono consulting to Colombian businesses entering the U.S. market since 2015.
- Developed scalable back-office systems supporting the company's national growth.

Rikkos Inc. — Director of Accounting & Administration
Charlotte, NC | 2006 – Sep 2021

- Managed the full accounting cycle, including general ledger, payroll, accounts payable/receivable, and tax compliance.
- Directed office administration, implemented reporting systems, and optimized operational processes.
- Developed growth strategies that enhanced profitability and strengthened business controls.
- Motivated and led staff, improving morale and productivity through coaching and structured goals.

Independent Consultant — Accounting & Business Services
Charlotte, NC | 1997 – 2006

- Delivered accounting, tax, and bookkeeping services to small businesses and entrepreneurs.
- Advised startups on incorporation, licensing, and best practices for business structure.
- Implemented accounting systems (QuickBooks) and provided financial coaching to business owners.
- Supported clients in scaling operations through strategic financial planning and compliance management.

COMMUNITY LEADERSHIP & VOLUNTEER WORK

- Co-Founder, Cooperativa Latina de Charlotte — Established a cooperative supporting Latino entrepreneurs through training, resources, and networking.
- Volunteer Interpreter — Provided Spanish-English interpretation services at hospitals, assisting with accurate and compassionate communication.
- Business Mentor — Offer free advisory services to Colombian companies entering the U.S. market, guiding them on regulations, market positioning, and operational strategy.

EARLIER CAREER IN CORPORATE OFFICE MANAGEMENT

Duke Energy & Ingersoll Rand, Charlotte, NC | 1994 – 1997

- Managed complex office operations supporting Latin American business units and senior executives.
- Enhanced systems, organized international operations, and led administrative staff.
- Developed reporting tools and filing systems that improved corporate efficiency and access to information.

EDUCATION

- Kauffman-FastTrac, Dallas, TX — Growth Venture Management (2013)
- Central Piedmont Community College (CPCC), Charlotte, NC — Advanced QuickBooks: Payroll, Inventory & Purchase Orders (2002)
- University of Kansas, Lawrence, KS — B.S. in Business Administration (Accounting & Finance) (1983-1984)
- Pontificia Universidad Javeriana, Bogotá, Colombia — Business Administration Curriculum (1979-1983)